EXHIBIT 99.1

VIZSLA SILVER REPORTS CONTRACTOR FATALITY AT PANUCO

NYSE: VZLA     TSX: VZLA

VANCOUVER, BC, Jan. 10, 2025 /CNW/ - Vizsla Silver Corp. (NYSE: VZLA) (TSX: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") regretfully announces that on January 9, 2025, a landslide impacted one of the exploration drill pads and claimed the life of an employee of Bylsa Drilling S.A. de C.V. ("Bylsa"), one of Vizsla Silver's contractors at the Panuco silver-gold project (the "Project" or "Panuco") located in Sinaloa, Mexico. A second employee of Bylsa was also injured in the same incident and is currently in hospital in critical condition.

Michael Konnert, President and CEO of Vizsla Silver, commented, "We are deeply saddened by this tragic accident and extend our deepest condolences and support to the families. We are providing all necessary assistance to the families, communities, Bylsa, and our employees during this difficult time." Mr. Konnert continued, "Vizsla Silver has initiated a detailed investigation and will work closely with Bylsa and the local authorities."

The appropriate authorities have been notified and will receive the Company's full cooperation. Activities at the Project have been suspended until the cause of the incident is determined.

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SOURCE Vizsla Silver Corp.

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%CIK: 0001796073

For further information: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca, Website: www.vizslasilvercorp.ca

CO: Vizsla Silver Corp.

CNW 09:30e 10-JAN-25